UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

SIMON WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

828 815 100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 65,287,045 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 65,287,045 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,287,045 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 65,287,045 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 65,287,045 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,287,045 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multi-Accounts, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 65,287,045 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 65,287,045 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,287,045 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Overseas Toys, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 65,287,045 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 65,287,045 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,287,045 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.                       Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Amendment No. 11 to the Statement on Schedule 13D (this “Amendment No. 11”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 1999, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 14, 2000, Amendment No. 2 to the Schedule 13D filed with the SEC on April 18, 2005, Amendment No. 3 to the Schedule 13D filed with the SEC on September 24, 2008, Amendment No. 4 to the Schedule 13D filed with the SEC on October 14, 2010, Amendment No. 5 to the Schedule 13D filed with the SEC on October 25, 2010, Amendment No. 6 to the Schedule 13D filed with the SEC on November 1, 2010, Amendment No. 7 to the Schedule 13D filed with the SEC on December 10, 2010, Amendment No. 8 to the Schedule 13D filed with the SEC on June 3, 2013, Amendment No. 9 to the Schedule 13D filed with the SEC on September 25, 2013, and Amendment No. 10 to the Schedule 13D filed with the SEC on October 1, 2013 (as so amended, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Simon Worldwide, Inc. (formerly, Cyrk, Inc.), a Delaware corporation (“Simon”).  The principal executive offices of Simon are located at 18952 MacArthur Boulevard, Irvine, California 92612.

Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 11) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4.                       Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented to add the following paragraph after the last paragraph thereof:

On December 22, 2015, Simon’s board of directors unanimously voted to deregister its common stock from the Exchange Act and, contingent upon a shareholder ratification of this and related matters, promptly commence dissolution proceedings.  Accordingly, if the matter is ratified by shareholder vote, then Simon will commence dissolution either through an assignment for the benefit of creditors proceeding in the State of Delaware or other suitable proceedings deemed appropriate by the company’s management.

Overseas Toys, which controls approximately 87.6% of the shares of Simon’s common stock, intends to vote all of its shares in favor of the proposals to enter into the assignment for the benefit of creditors, dissolve, and amend certain provisions of the company’s charter to facilitate the foregoing.

Item 6.                       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following information:

The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2015

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
		Its:	Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
	Its:	Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its:	Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle